UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 11)

UTi Worldwide Inc.
(Name of Issuer)
Ordinary Shares, no par value per share
(Title of Class of Securities)

G87210103
(CUSIP Number)

Rory C. Kerr Maitland Advisory, Dublin 16 Windsor Place Dublin 2, Ireland 011-353-1-663-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons: PTR Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions):
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 731,727[1]
	8.	Shared Voting Power 0[1]
	9.	Sole Dispositive Power 7,797,042[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,797,042[2]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.8% based on 99,517,068 Ordinary Shares outstanding as of May 2, 2008.
14.	Type of Reporting Person CO

_______________________________________
1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006, the disclosure contained in Item 6 and Appendix A of Reporting Person’s Amendment No. 10 to the Original Schedule 13D filed with the Securities and Exchange Commission on December 21, 2007, and the disclosure contained in Item 6 herein.

CUSIP No. G87210103	Page 3 of 9 Pages

2  Includes 5,439,675 Ordinary Shares deemed beneficially owned directly by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 71.8% of Union-Transport Holdings Inc., and 2,357,367 shares held directly by PTR Holdings Inc.  PTR Holdings Inc. does not exercise any control over any decisions of Union-Transport Holdings Inc., except in its capacity as a shareholder of Union-Transport Holdings Inc. and except in relation to the voting of 71.8% of the ordinary shares of UTi Worldwide Inc. held by Union-Transport Holdings Inc. pursuant to the voting agreements referred to in note 1 above.

CUSIP No. G87210103	Page 4 of 9 Pages

1.	Names of Reporting Persons: Union-Transport Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions):
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,533,988[1]
	8.	Shared Voting Power 0[1]
	9.	Sole Dispositive Power 5,439,675
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,439,675
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.5% based on 99,517,068 Ordinary Shares outstanding as of May 2, 2008.
14.	Type of Reporting Person CO

_______________________________________
1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006, the disclosure contained in Item 6 and Appendix A of Reporting Person’s Amendment No. 10 to the Original Schedule 13D filed with the Securities and Exchange Commission on December 21, 2007, and the disclosure contained in Item 6 herein.

CUSIP No. G87210103	Page 5 of 9 Pages

SCHEDULE 13D

This Amendment No. 11 (this “Amendment No. 11”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by each of PTR Holdings Inc. (“PTR”), Union-Transport Holdings Inc. (“UTH”) and United Service Technologies Limited (each of PTR and UTH, a “Reporting Person” and, collectively, the “Reporting Persons”) on January 3, 2005, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2005, that certain Amendment No. 2 to Schedule 13D filed with the SEC on July 26, 2005, that certain Amendment No. 3 to Schedule 13D filed with the SEC on August 4, 2005, that certain Amendment No. 4 to Schedule 13D filed with the SEC on December 13, 2005, that certain Amendment No. 5 to Schedule 13D filed with the SEC on January 26, 2006, that certain Amendment No. 6 to Schedule 13D filed with the SEC on September 29, 2006, that certain Amendment No. 7 to Schedule 13D filed with the SEC on October 5, 2006, that certain Amendment No. 8 to Schedule 13D filed with the SEC on January 3, 2007, that certain Amendment No. 9 to Schedule 13D filed with the SEC on January 5, 2007 and that certain Amendment No. 10 to Schedule 13D filed with the SEC on December 21, 2007.  This Amendment No. 11 is being filed as a result of the information disclosed in Items 4, 5 and 6 below.

ITEM 2.	IDENTITY AND BACKGROUND
This Amendment No. 11 is being filed by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION
On June 24, 2008, PTR Holdings Inc. (“PTR”) and Union-Transport Holdings Inc. (“UTH”) each entered into a written plan (each a “Sales Plan” and together, the “Sales Plans”) pursuant to Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, under which the Reporting Persons instructed Credit Suisse Securities (USA) LLC, as their agent, to sell their entire ownership interest in the Issuer from June 24, 2008 through December 31, 2008, subject to the terms, conditions and restrictions set forth in the Sales Plans.  The sale of UTH's shares pursuant to the applicable Sales Plan will commence upon the completion of the sale of PTR’s shares to the open market.  Further, on June 24, 2008, Mr. MacFarlane purchased 434,783 UTi shares from PTR at $23.00 per share.  In addition, each month, Mr. MacFarlane will purchase from PTR and UTH a number of shares corresponding to the number of shares sold by each of PTR and UTH, if any, such that his indirect ownership interest in the Issuer is transferred to a direct ownership interest.  The price of these shares will correspond to the price received by PTR and UTH in the sales pursuant to the Sales Plans.  Adoption of the Sales Plans does not reflect a lack of confidence in the Issuer on the part of the Reporting Persons.  A copy of PTR and UTH’s Sales Plans are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Neither PTR nor UTH will have any interest in the securities of the Issuer following completion of sales under the Sales Plans.

CUSIP No. G87210103	Page 6 of 9 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based on 99,517,068 Ordinary Shares outstanding as of May 2, 2008 (the “Outstanding Ordinary Shares”). PTR may be deemed to be the beneficial owner of 7,797,042 Ordinary Shares, which shares represent approximately 7.8% of the Outstanding Ordinary Shares and include 5,439,675 Ordinary Shares beneficially owned by UTH and 2,357,367 Ordinary Shares directly held by PTR. PTR is the owner of approximately 71.8% of the outstanding voting securities of UTH. As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH (but disclaims such beneficial ownership). UTH is the beneficial owner of 5,439,675 Ordinary Shares, which shares represent approximately 5.5% of the Outstanding Ordinary Shares.

(b) With respect to the 7,797,042 Ordinary Shares registered in the name of PTR, PTR has retained investment and dispositive power over the Ordinary Shares which it owns directly. With respect to the 5,439,675 Ordinary Shares registered in the name of UTH, UTH has retained investment and dispositive power over the Ordinary Shares it owns directly.

See also Item 6 below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY
As previously disclosed, UTH entered into voting agreements (which do not confer investment or dispositive power) with its shareholders whereby UTH agreed to vote the Ordinary Shares held by it as directed by its shareholders in proportion to their interests in UTH. PTR is now the owner of 71.8% of the outstanding securities of UTH and, as previously disclosed, PTR agreed to vote the Ordinary Shares held directly by PTR and the Ordinary Shares held directly by UTH which PTR may vote by virtue of the agreements mentioned in the previous sentence, as directed by the shareholders of PTR in proportion to their various interests in PTR. These arrangements do not affect investment or dispositive power over the shares.

The Sales Plans described in Item 4 above are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

CUSIP No. G87210103	Page 7 of 9 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Sales Plan for PTR Holdings Inc., dated June 24, 2008, between PTR Holdings Inc. and Credit Suisse Securities (USA) LLC.
99.2	Sales Plan for Union-Transport Holdings Inc., dated June 24, 2008, between Union-Transport Holdings Inc. and Credit Suisse Securities (USA) LLC.

CUSIP No. G87210103	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: June 24, 2008

PTR HOLDINGS INC.

	By:	/s/ Ian Whitecourt
	Name:	Ian Whitecourt
	Title:	Director

PTR HOLDINGS INC.

	By:	/s/ Marc Lagesse
	Name:	Marc Lagesse
	Title:	Company Secretary

UNION-TRANSPORT HOLDINGS INC.

By:	/s/ Ian Whitecourt
Name:	Ian Whitecourt
Title:	Director

UNION-TRANSPORT HOLDINGS INC.

By:	/s/ Marc Lagesse
Name:	Marc Lagesse
Title:	Company Secretary

CUSIP No. G87210103	Page 9 of 9 Pages

 EXHIBIT INDEX

Exhibit No.	Description

99.1	Sales Plan for PTR Holdings Inc., dated June 24, 2008, between PTR Holdings Inc. and Credit Suisse Securities (USA) LLC.

99.2	Sales Plan for Union-Transport Holdings Inc., dated June 24, 2008, between Union-Transport Holdings Inc. and Credit Suisse Securities (USA) LLC.